 Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated October 9, 2014, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of that jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of that jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash
All the Outstanding Shares of Common Stock
of
Dune Energy, Inc.
at
$0.30 Net Per Share
by
Eos Merger Sub, Inc.
a Directly Wholly Owned Subsidiary
of
Eos Petro, Inc.

Eos Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a directly wholly owned subsidiary of Eos Petro, Inc., a Nevada corporation (“Eos”), is making an offer to purchase (the “Offer”) all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Dune Energy, Inc., a Delaware corporation (“Dune”), at a price of $0.30 per Share, net to the seller in cash, without interest and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 9, 2014 (the “Offer to Purchase”), and in the related Letter of Transmittal.

THE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, NOVEMBER 6, 2014, UNLESS THE OFFER IS EXTENDED. PREVIOUSLY TENDERED SHARES MAY BE WITHDRAWN AT ANY TIME UNTIL THE OFFER HAS EXPIRED AND, UNLESS PREVIOUSLY ACCEPTED FOR PAYMENT BY PURCHASER PURSUANT TO THE OFFER, MAY ALSO BE WITHDRAWN AT ANY TIME AFTER DECEMBER 8, 2014.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 17, 2014 (the “Merger Agreement”), by and among Eos, Purchaser and Dune. The Offer is conditioned upon, among other things, the satisfaction of the Minimum Tender Condition (as described below). The Offer is not subject to any financing condition or contingency.

The term “Minimum Tender Condition” is defined in the Offer to Purchase and generally requires that the number of Shares that have been validly tendered and not properly withdrawn prior to the expiration of the Offer, together with the Shares then owned by Eos and its subsidiaries (including Purchaser), represent at least a majority of the then outstanding Shares on a fully diluted basis.

The Merger Agreement provides, among other things, that, subject to certain conditions, Purchaser will be merged with and into Dune (the “Merger”), with Dune continuing as the surviving corporation as a directly wholly owned subsidiary of Eos. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by Eos, Purchaser, Dune or any of their respective subsidiaries or held by Dune stockholders who perfect appraisal rights under Section 262 of the Delaware General Corporation Law (the “DGCL”)) will be converted into the right to receive $0.30 in cash, without any interest and less any required withholding taxes.

The Board of Directors of Dune (the “Dune Board”) unanimously  (i) determined that the Merger Agreement and the transactions contemplated thereby (the “Transactions”), including the Offer, the Merger and the Top-Up Option (as defined herein), are advisable, and in the best interests of, Dune and its stockholders, (ii) adopted resolutions approving and declaring advisable the Merger Agreement and the Transactions contemplated thereby, including the Offer, the Merger and the Top-Up Option, (iii) resolved to recommend that the stockholders of Dune accept the Offer, tender their Shares and, if required by applicable Law, adopt and approve the Merger Agreement and the Transactions contemplated thereby, including the Merger, (iv) acknowledged that such approval is effective for purposes of Section 203 of the DGCL, and (v) resolved to elect, to the extent permitted by law, not to be subject to any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover Laws and Regulations of any jurisdiction that may purport to be applicable to the Merger Agreement.

        Dune has further represented that Perella Weinberg Partners LP, Dune’s financial advisor (“PWP”), has delivered to the Dune Board an opinion to the effect that, as of the date of such opinion, and subject to the various assumptions and qualifications set forth therein, the Offer Price or Merger Consideration to be received by the holders of Shares (other than Dune, Eos and any wholly-owned subsidiary of Eos, including Purchaser) in the Offer and the Merger is fair, from a financial point of view, to such holders.

        For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary (as defined in the Offer to Purchase) of Purchaser’s acceptance for payment of those Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price for those Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting those payments to tendering stockholders whose Shares have been accepted for payment.  Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (i) certificates evidencing those Shares (“Share Certificates”) or a book-entry confirmation of a book-entry transfer of those Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Under no circumstances will Purchaser pay interest on the consideration paid for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in making payment.

        The Offer will expire at 12:00 midnight, New York City time, on Thursday, November 6, 2014, unless Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the expiration date of the Offer is the latest date and time at which the Offer, as so extended, expires (that date and time, including any such extensions, the “Expiration Date”).

        The Merger Agreement provides that so long as neither Dune nor Eos terminates the Merger Agreement in accordance with its terms:

●
Purchaser may from time to time extend the Offer for one or more periods of up to 10 business days each (or such longer period as may be agreed to by Dune), if at the scheduled Expiration Date any of the conditions of the Offer, including the Minimum Tender Condition and other conditions set forth on Annex A to the Merger Agreement, shall not have been satisfied or waived, until such time as such conditions are satisfied or waived to the extent permitted by the Merger Agreement; or

●	The Offer must be extended for any period or periods required by any applicable law, rule, interpretation or position of the Securities and Exchange Commission or its staff applicable to the Offer.

Any extension of the Offer will be followed as promptly as practicable by a public announcement thereof. That announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw that stockholder’s Shares. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless previously accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after December 8, 2014. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of those Shares, if different from that of the person who tendered those Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of those Share Certificates, the serial numbers shown on those Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless those Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. All questions as to validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding upon the tendering party.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. Stockholders should consult with their tax advisors to determine the particular tax consequences to them of the Offer and the Merger (including the application and effect of any state, local or foreign income and other tax laws). For a more complete description of material United States federal income tax consequences of the Offer and the Merger, see the Offer to Purchase.

The information required to be disclosed by Paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

Dune has provided Purchaser with Dune’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal, together with Dune’s Solicitation/Recommendation Statement on Schedule 14D-9 and other related documents, will be mailed to record holders of Shares whose names appear on Dune’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

Questions or requests for assistance or additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at the address, telephone number and email address set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

437 Madison Avenue, 28th Floor
New York, New York 10022
Banks and Brokerage Firms, Please Call: (212) 297-0720
Stockholders and All Others, Call Toll Free: (855) 305-0856
Email: info@okapipartners.com
October 9, 2014